Exhibit (a)(5)(v)

Contacts

Media Relations: Shannon Small at 703.469.1190 or ssmall@fbr.com

Investor Relations: Bradley J. Wright at 703.312.9678 or bwright@fbr.com

FBR & Co. Announces Final Results of Self-Tender Offer

Arlington, VA — June 19, 2012 — FBR & Co. (Nasdaq: FBRC) today announced the final results of its previously announced modified "Dutch auction" tender offer to purchase up to 4,000,000 shares of its common stock at a price between $2.75 and $3.00, which expired at 12:00 midnight, New York City time, on Wednesday, June 13, 2012. FBR has accepted for purchase 5,107,000 shares of its common stock at a purchase price of $2.75 per share.  Included within the shares accepted for purchase are 1,107,000 additional common shares that FBR elected to purchase pursuant to its option to increase the size of the offering by up to 2% of the outstanding shares of FBR common stock. Because the number of shares tendered at the $2.75 purchase price (or by shareholders electing to tender at the ultimate purchase price determined under the tender offer terms) exceeds the number of shares that FBR offered to purchase, the resulting proration factor, after giving effect to the priority for “odd lots,” is approximately 50.71%. Payment for the shares accepted for purchase under the tender offer will be made promptly, and all shares tendered and not purchased will be returned promptly to stockholders.

FBR is purchasing the shares, which represent approximately 9.2% of the shares outstanding as of June 18, 2012, at a total cost of $14,044,250, excluding fees and expenses relating to the tender offer. FBR expects to have approximately 50,248,212 shares of its common stock outstanding immediately following consummation of the tender offer.

FBR is authorized to repurchase 2,625,219 additional shares of its common stock from time to time through open market purchases, at prevailing market prices, or in privately negotiated or other transactions.  FBR's share repurchase program may be modified or terminated by FBR's board of directors at any time.  Pursuant to Rule 13e-4(f) under the Securities Exchange Act of 1934, as amended, any such additional repurchases by FBR of shares of its common stock shall not occur prior to June 28, 2012.

FBR Capital Markets & Co. served as the dealer manager for the tender offer and D.F. King & Co., Inc. is serving as the information agent. Questions regarding the tender offer should be directed to D.F. King & Co., Inc. at (800) 859-8509 (Toll-free).

About FBR & Co.

FBR & Co. (Nasdaq:FBRC) provides investment banking, merger and acquisition advisory, institutional brokerage, and research services through its subsidiary FBR Capital Markets & Co. FBR focuses capital and financial expertise on the following industry sectors: consumer; diversified industrials; energy & natural resources; financial institutions; insurance; real estate; and technology, media & telecom. FBR Fund Advisers, Inc., a subsidiary of FBR & Co., provides clients with a range of investment choices through The FBR Funds, a family of mutual funds. FBR is headquartered in the Washington, D.C. metropolitan area with offices throughout the United States. For more information, please visit www.fbr.com.